Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Artio Global Investors Inc.
We consent to the use of our report dated February 27, 2009, except as to the first paragraph of Note 16, which is as of September 4, 2009, in Amendment No. 7 to the Registration Statement on Form S-1 (No. 333-149178) with respect to the consolidated statements of financial position of Artio Global Investors Inc. and Subsidiaries (formerly known as Julius Baer Americas Inc. and Subsidiaries) as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholder’s equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, included herein and to the reference to our firm under the heading “Experts” in the related prospectus.
/s/ KPMG LLP
New York, New York
September 4, 2009